Exhibit 99.1

JinkoSolar Announces Resignation of Chief Strategy Officer

SHANGHAI, Jan. 1, 2016 /PRNewswire/ – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced that Mr. Arturo Herrero, the Company’s Chief Strategy Officer, has resigned for personal reasons. Effective January 1, 2016.

“We’d like to thank Mr. Arturo Herrero for 6 years of service and dedication to furthering the development of clean energy globally and JinkoSolar. Arturo has been a critical part of JinkoSolar’s success since our IPO and we wish him all the best in his future endeavors,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4.0 GW for solar modules, as of September 30, 2015. JinkoSolar also sells electricity in China, and has connected approximately 846 MW of solar power projects to the grid, as of September 30, 2015.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com